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                         [LETTERHEAD OF GRANT THORNTON]

We have issued our reports dated January 16, 1997 (except for note K. Subsequent Events, as to which the date is February 17, 1997, and note F. Commitments and Contingencies - Litigation, as to which the date is April 24, 1997) accompanying the financial statements of Proflight Medical Response, Inc. contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in Amendment No. 1 to the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts"; "Summary Historical and Pro Forma Financial Data" and "Selected Financial Data."


GRANT THORNTON LLP


Denver, Colorado
December 9, 1997

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